UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05210

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NOTICE TO SHAREHOLDERS

In accordance with the resolution passed by the Ordinary and Extraordinary General Shareholders Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V. held on March 30, 2023, the Company announces to its shareholders and depositary institutions that on October 16, 2023, payment will be made of the third installment of the dividend approved at the abovementioned shareholders meeting.

The dividend amounts to U.S.$15,076,760.75, equivalent to an amount per issued share entitled to dividends of U.S.$0.0180286923305362.

Pursuant to the resolutions of the abovementioned shareholders meeting, payment will be made in Mexican pesos through S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, based on the exchange rate published by the Mexican Central Bank (Banco de México) in the Official Gazzette (Diario Oficial de la Federación) on the business day prior to the payment date, which is Monday, October, 16, 2023.

Mexico City, on October 6, 2023

/s/ Alejandro Pucheu Romero
Lic. Alejandro Pucheu Romero
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

Date: October 6, 2023